Exhibit 12.1
COINSTAR, INC.
Computation of Ratio of Earnings to Fixed Charges
(unaudited)
(in thousands of dollars)

	Six
	Months
	Ended
	June 30,	Year Ended December 31,
	2009	2008	2007	2006	2005	2004
Earnings (1)	19,836	45,079	(29,897)	31,695	37,120	30,360
Fixed Charges:
Interest expenses including amortization of deferred financing costs	15,186	21,716	17,069	15,748	12,916	6,271
Assumed interest component of rental expenses (2)	2,232	4,774	3,300	3,036	3,630	1,617

Total fixed charges	17,418	26,490	20,369	18,784	16,546	7,888

Adjusted earnings (loss)	37,254	71,569	(9,528)	50,479	53,666	38,248

Ratio of earnings to fixed charges	2.14	2.70	—	2.69	3.24	4.85

Deficiency of earnings to fixed charges	—	—	(29,897)	—	—	—

(1)	Earnings represent pre-tax income (loss) from continuing operations before adjustments for minority interests in consolidated subsidiaries or income (loss) from equity investees plus distributed income of equity investees.

(2)	Estimated as one-third of operating lease expense.